PE
12-31-01

02031694

CORNERSTONE

BANCORP

2001 ANNUAL REPORT

CONTENTS

Dear Shareholders,

First of all, let me say that I hope that you are weathering 2002 and these challenging times with determination and confidence that better days are ahead.

I am proud to say that Cornerstone Bancorp is successfully meeting its challenges as we continue to grow in this less-than-optimal economy. In fact, our consolidated assets totaled $50,950,062 as of December 31, 2001. That is a 44% growth over our assets at the end of 2000! I credit our many loyal customers, an exceptional staff here at the bank and a visionary Board of Directors for this high level of performance.

In addition to the above asset growth, Cornerstone maintained strong positive cash flow in 2001. We achieved this while making substantial investments in both the community and in our company to best position it for success in 2002 and beyond.

As you all know, we moved into our beautiful new headquarters in January of 2001. The new office building gave us 9,800 square feet of office space in which to serve the many customers who had been banking with us since our opening in September of 1999. In addition, the new office building undoubtedly helped attract some of the folks who became our customers after our new building was completed.

Our staff remains lean yet highly experienced, with 20 very customer-oriented employees. Not a large number to achieve this level of success! Of course, Ben Garvin joining the Bank's management team in the spring of last year sent a strong signal to the community regarding our commitment to recruiting and retaining the best bankers in the Upstate.

In the third quarter of 2001, Cornerstone National Bank created a mortgage loan department to meet the growing needs of our customers for mortgage lending. This department is also run by experienced personnel who are familiar with both the community and the nuances of mortgage financing.

2002 is shaping up to be a very busy year for us. Late last year we purchased land on Farrs Bridge Road in Berea, South Carolina. On that premium site we will build our first full-service branch office. Our new office will open third quarter of this year and we think our style of banking will be well received by the Berea community, too.

As you can undoubtedly tell, I remain very enthusiastic about the future of our Bank. Cornerstone continues to be positioned to take advantage of the growth of the Upstate and the desire of many customers for a more personal approach to banking.

Please feel free to call me if I can ever be of service to you.

Sincerely,

J. Rodger Anthony
Chief Executive Officer
March 29, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank. The Bank commenced business on September 15, 1999. It conducts a general banking business in Easley, South Carolina, out of one office.

The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the financial statements of the Company, which appear elsewhere in this document. References in the discussion below to the "period ended December 31, 1999" mean the period from September 15, 1999 (the opening date of the Bank) to December 31, 1999. 2000 was the Bank's first full year of operation. Because of the short period of operations during the year ended December 31, 1999, comparisons of the operating results for that period with the results for the year ended December 31, 2000, would not be meaningful and are not presented.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Provision and Allowance for Loan Losses" for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

EARNINGS PERFORMANCE

The Company had a net loss from operations for the year ended December 31, 2001 of $138 thousand or $.17 per basic common share, compared to a net income for the year ended December 31, 2000 of $84 thousand or $.11 per basic common share. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $1.5 million for 2001 as compared to $1.2 million for 2000. The Company also had other operating income (principally service fees on deposits) of $191 thousand in 2001 and $73 thousand in 2000. The Company provided $181 thousand and $102 thousand to its reserve for loan losses in 2001 and 2000, respectively, and had other operating expenses (principally salaries and benefits and occupancy and equipment expenses) of $1.66 million in 2001 and $1.07 million in 2000.

NET INTEREST INCOME

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities and the relative funding of these assets.

For the year ended December 31, 2001, net interest income was $1.5 million. For the year ended December 31, 2000, net interest income was $1.2 million. This increase was primarily attributable to an increase in the volume of loans and investments. The average interest earning assets increased to $40,973,000 in 2001 from $25,692,000 in 2000. The average yield on interest earning assets decreased from 8.00% to 7.14% from 2000 to 2001, while the average cost of interest bearing liabilities decreased from 4.92% to 4.44%. The net yield on average interest earning assets decreased from 4.75% in 2000 to 3.67% in 2001.

INTEREST RATE SENSITIVITY

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2001 of $6.2 million, for a cumulative gap ratio of 1.16. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2001 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Provisions for loan losses were $181 thousand and $102 thousand for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 2001 the Bank had charge-offs totaling $3 thousand. There were no charge-offs or non-accrual loans in 2000. See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

OTHER INCOME

Other income, which consists primarily of service charges on deposit accounts, mortgage loan origination fees, and other fee income, increased by $118 thousand or 161% to $191 thousand for the year ended December 31, 2001. The increase is primarily the result of increases in deposit accounts and the implementation of a mortgage loan origination department. Other income totaled $73 thousand for the year ended December 31, 2000.

OTHER EXPENSES

Other expenses, which consist primarily of salaries and employee benefits, net occupancy, and data processing totaled $1.66 million for the year ended December 31, 2001 as compared to $1.07 million for the year ended December 31, 2000. Salaries and employee benefits increased by $284 thousand or 50% to $850 thousand for the year ended December 31, 2001. This increase was due to the hiring of additional staff to support the opening of the new main office. Net occupancy increased by $134 thousand or 95% to $275 thousand for the year ended December 31, 2001. This increase was largely a result of the Bank's relocation into a newly constructed permanent headquarters. Data processing expense increased by $26 thousand or 34% to $102 thousand for the year ended December 31, 2001. The increase is primarily the result of increases in banking transactions due to the Bank's growing customer base. The Bank plans to increase its loan and deposit relationships to support these increases in expenses.

INCOME TAXES

During the year ended December 31, 2001, the Bank recorded a tax benefit of $7 thousand compared to a tax provision of $34 thousand for the year ended December 31, 2000. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes.

INVESTMENT SECURITIES

As of December 31, 2001, the Bank's investment portfolio comprised approximately 25.50% of its total assets. The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2001 and 2000. Available-for-sale securities are stated at estimated fair value. The Bank had no securities that were held-for-investment at December 31, 2001 or 2000.

Investment Securities Portfolio Composition
(Dollars in thousands)

	December 31, 2001	December 31, 2000
	Available for sale	Available for sale
U.S. Government Agencies	$12,807	$ 9,841
Federal Reserve Bank Stock	180	180
Total	$12,987	$10,021

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of Financial Accounting Standards ("SFAS") No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has never held securities for trading purposes.

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industries which management believes pose a material risk to the Bank, and there are no foreign loans.

The amount of loans outstanding at December 31, 2001 and 2000 are shown in the following table according to type of loan:

Loan Portfolio Composition
(Dollars in thousands)

	December 31, 2001		December 31, 2000	
	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$11,923	37.9%	$6,808	36.9%
Real Estate – construction	1,697	5.4%	1,930	10.5%
Real Estate - mortgage				
Farmland	-	-	-	-
1-4 family residential	9,126	29.0%	5,130	27.8%
Nonfarm, nonresidential	4,626	14.7%	1,909	10.4%
Multifamily (5 or more) residential	902	2.9%	299	1.6%
Consumer installment	3,199	10.1%	2,362	12.8%
Total loans	31,473	100%	18,438	100.0%
Less allowance for loan losses	(384)		(207)	
Net loans	$31,089		$18,231	

IMPAIRED LOANS

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2001 and 2000, the Bank had no nonaccrual loans or loans 90 days or more past due.

Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

POTENTIAL PROBLEM LOANS

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. There were 9 loans determined by management to be potential problem loans at December 31, 2001.

REAL ESTATE OWNED

The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2001. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2001.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as considering other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

DEPOSITS

The average amounts and percentage composition of deposits held by the Bank for the years ended December 31, 2001 and 2000, are summarized below:

Average Deposits
(Dollars in thousands)

	Year Ended December 31,			
	2001		2000	
	Amount	Rate	Amount	Rate
Noninterest bearing demand	$4,894	13.9%	$5,198	27.0%
Interest bearing transaction accounts	6,021	17.2%	4,870	25.3%
Savings	8,601	24.5%	2,436	12.7%
Time deposits $100,000 and over	5,740	16.4%	3,028	15.7%
Other time	9,806	28.0%	3,708	19.3%
Total	$35,062	100.0%	$19,240	100.0%

As of December 31, 2001, the Bank held $7,234,000 in time deposits of $100,000 or more with approximately $1,505,000 maturing within three months, $4,118,000 maturing over three through six months, $1,132,000 maturing over six through twelve months, and $479,000 maturing over twelve months. Average time deposits $100,000 and over comprised approximately 16.4% of total average deposits during 2001 and 15.7% during 2000. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. The Bank does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposit $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

RETURN ON EQUITY AND ASSETS

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the year ended December 31, 2001.

	2001	2000
Return on assets	(.31%)	.30%
Return on equity	(1.80%)	1.11%
Dividend payout ratio	0.00%	0.00%
Equity to assets ratio	17.10%	27.07%

The return on assets and equity declined in 2001 due largely to a significant drop in interest rates during a relatively short time frame. The Bank also incurred additional occupancy related expenses and staffing expenditures associated with the moving of the Bank's headquarters from temporary to permanent facilities.

During 2002, the Bank's plan of operation is to seek to attract new deposit and loan customers. The Bank plans to open its first branch office in the third quarter of 2002. Deposit accounts will be sought from individuals and businesses in the Easley and Berea, South Carolina markets. The Bank will offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Loan business will be sought by offering competitive rates and terms to credit worthy customers. Management will emphasize personal service and accessibility as reasons for customers to do business with the Bank. Personal contacts by management as well as advertising and competitive prices and services will be the Bank's principal marketing tools.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements totaled $3,293,000 and $2,779,000 at December 31, 2001 and 2000, respectively. U. S. Government securities with an amortized cost of $4,738,000 and $2,880,000 (fair value of $5,317,000 and $2,892,000) are used as collateral for the sweep accounts and repurchase agreements, at December 31, 2001 and 2000, respectively. The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted-average interest rate for sweep accounts was

3.4 and 4.5 percent at December 31, 2001 and 2000 and 5.75 and 6.43 percent at December 31, 2001 and 2000 for repurchase agreements. The maximum amount outstanding at any month-end was $4,042,000 in 2001 and $2,869,000 in 2000 for sweep accounts and $1,000,000 in 2001 and 2000 for repurchase agreements.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less wholesale time deposits) provide a relatively stable funding base, and were equal to 64.13% of total assets at December 31, 2001. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank had over $3.6 million in cash and liquid assets at December 31, 2001. The Bank also has $1.5 million available through a line of credit with another bank as an additional source of liquidity funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business. Accordingly, the Company does not expect to have to raise additional funds in 2002.

OFF-BALANCE SHEET RISK

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2001, the Bank had issued commitments to extend credit of $6.5 million through various types of lending arrangements. 63% or $4.1 million in commitments expire within one year and 37% or $2.4 million in commitments expire in one year or more. Past experience indicates that many of these commitments to extend credit will expire unused.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $496 thousand at December 31, 2001. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under noncancelable operating lease agreements at December 31, 2001. The Company does have a three-year contract with a data processing service. The annual costs are approximately $90 thousand. Refer to notes 9 and 13 to the Company's consolidated financial statements for discussions on commitments and contingencies and financial instruments with off balance sheet risk.

CAPITAL RESOURCES

At December 31, 2001, shareholders' equity decreased from 2000's balance of $7,692,000 to $7,615,000 as a result of an earnings deficit partially offset by an unrealized gain on investment securities.

The Company made capital expenditures for land, bank premises, furniture and equipment and vehicles in 2001 totaling $626,540. It expects to make additional such expenditures in 2002 of about $1,600,000. Such expenditures were made or are expected to be made from cash on hand.

The Bank is subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated.

INFLATION

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

Elliott Davis

Elliott Davis, LLP
Advisors-CPAs-Consultants
870 S. Pleasantburg Drive
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of *Cornerstone Bancorp and Subsidiary* (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2001 and 2000 and for the period from January 11, 1999 (inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Cornerstone Bancorp and Subsidiary* at December 31, 2001 and 2000 and the results of their operations and cash flows for the years ended December 31, 2001 and 2000 and for the period from January 11, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLP

January 25, 2002
Greenville, South Carolina

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2000
ASSETS		
CASH AND DUE FROM BANKS	$ 2,649,950	$ 1,109,001
FEDERAL FUNDS SOLD	970,000	3,330,000
INVESTMENT SECURITIES	12,987,333	10,021,055
LOANS, NET	31,088,547	18,230,770
PROPERTY AND EQUIPMENT, NET	2,761,261	2,285,755
OTHER ASSETS	492,971	405,858
Total assets	$ 50,950,062	$ 35,382,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninteresting bearing	$ 6,058,740	$ 3,666,474
Interest bearing	33,850,944	21,124,387
Total deposits	39,909,684	24,790,861
Securities sold under repurchase agreements	3,292,960	2,779,254
Other liabilities	132,455	120,441
Total liabilities	43,335,099	27,690,556
COMMITMENTS AND CONTINGENCIES - Notes 9 and 13		
SHAREHOLDERS' EQUITY		
Preferred stock, 10,000 shares authorized, no shares issued	-	-
Common stock, no par value, 20,000,000 shares authorized, 800,000 shares issued	7,985,000	7,985,000
Retained deficit	(453,019)	(315,426)
Accumulated other comprehensive income	82,982	22,309
Total shareholders' equity	7,614,963	7,691,883
Total liabilities and shareholders' equity	$ 50,950,062	$ 35,382,439

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31, 2001	For the years ended December 31, 2000	For the period from January 11, 1999 (inception) to December 31, 1999
INTEREST INCOME			
Loans and fees on loans	$ 2,009,424	$ 1,248,908	$ 82,459
Investment securities	918,040	803,955	192,834
Escrow and interest bearing accounts	-	2,096	34,612
Total interest income	2,927,464	2,054,959	309,905
INTEREST EXPENSE			
Deposits and repurchase agreements	1,422,855	833,915	88,993
Net interest income	1,504,609	1,221,044	220,912
PROVISION FOR POSSIBLE LOAN LOSSES	180,500	102,000	105,000
Net interest income after provision for loan losses	1,324,109	1,119,044	115,912
NONINTEREST INCOME			
Mortgage loan origination fees	47,278	-	-
Service fees on deposit accounts	68,818	34,972	-
Other	74,693	38,102	8,000
Total noninterest income	190,789	73,074	8,000
NONINTEREST EXPENSES			
Salaries and benefits	849,796	566,222	154,327
Advertising	51,459	34,005	21,016
Supplies	83,253	32,886	31,041
Data processing	102,779	76,558	20,073
Occupancy and equipment	275,292	141,344	53,806
Professional fees	67,212	55,982	32,677
Directors fees	33,500	13,800	13,800
Organizational and pre-opening expenses	-	-	249,678
Other operating	195,985	153,247	34,130
Total noninterest expenses	1,659,276	1,074,044	610,548
Income (loss) before income taxes	(144,378)	118,074	(486,636)
INCOME TAX PROVISION (BENEFIT)	(6,785)	33,657	(86,793)
Net income (loss)	$ (137,593)	$ 84,417	$ (399,843)
BASIC NET INCOME (LOSS) PER COMMON SHARE	$ (.17)	$ 0.11	$ (0.50)
DILUTED NET INCOME (LOSS) PER COMMON SHARE	$ (.17)	$ 0.10	$ (0.50)
BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	800,000	800,000	800,000
DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	800,000	808,000	800,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common stock Shares	Common stock Amount	Retained deficit	Accumulated other comprehensive (loss) income	Total shareholders' equity
BALANCE, JANUARY 11, 1999 (inception)	-	$ -	$ -	$ -	$ -
Net loss	-	-	(399,843)	-	(399,843)
Other comprehensive loss, net of taxes					
Unrealized loss on investment securities	-	-	-	(8,663)	(8,663)
Comprehensive loss					(408,506)
Sale of stock (net of offering expenses of $15,000)	800,000	7,985,000	-	-	7,985,000
BALANCE, DECEMBER 31, 1999	800,000	7,985,000	(399,843)	(8,663)	7,576,494
Net income	-	-	84,417	-	84,417
Other comprehensive income, net of taxes					
Unrealized gain on investment securities	-	-	-	30,972	30,972
Comprehensive income	-	-	-	-	115,389
BALANCE, DECEMBER 31, 2000	800,000	7,985,000	(315,426)	22,309	7,691,883
Net loss	-	-	(137,593)	-	(137,593)
Other comprehensive income, net of income taxes:					
Unrealized gain on investment securities	-	-	-	60,673	60,673
Comprehensive loss	-	-	-	-	(76,920)
BALANCE, DECEMBER 31, 2001	800,000	$ 7,985,000	$ (453,019)	$ 82,982	$ 7,614,963

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2001	For the years ended December 31, 2000	For the period from January 11, 1999 (inception) to December 31, 1999
OPERATING ACTIVITIES			
Net income (loss)	$ (137,593)	$ 84,417	$ (399,843)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Depreciation	151,035	71,150	20,296
Deferred income tax provision (benefit)	(6,785)	33,657	(86,793)
Provision for possible loan losses	180,500	102,000	105,000
Increase in other assets	(111,583)	(160,984)	(194,306)
Increase in other liabilities	12,014	108,855	11,585
Net cash provided by (used for) operating activities	87,588	239,095	(544,061)
INVESTING ACTIVITIES			
Decrease (increase) in federal funds sold	2,360,000	(1,420,001)	(1,910,000)
Proceeds from maturities of investment securities	6,616,892	4,801,644	-
Purchase of investment securities	(9,491,242)	(5,395,732)	(9,402,083)
Increase in loans, net	(13,038,277)	(11,701,539)	(6,736,232)
Purchase of property and equipment	(626,541)	(1,485,205)	(892,000)
Net cash used for investing activities	(14,179,168)	(15,200,833)	(18,940,315)
FINANCING ACTIVITIES			
Sale of stock, net	-	-	7,985,000
Net increase in deposits	15,118,823	14,869,524	9,921,337
Net increase in securities sold under repurchase agreements	513,706	489,976	2,289,278
Net cash provided by financing activities	15,632,529	15,359,500	20,195,615
Net increase in cash and cash equivalents	1,540,949	397,762	711,239
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD	1,109,001	711,239	-
CASH AND DUE FROM BANKS, END OF PERIOD	**$ 2,649,950**	**$ 1,109,001**	**$ 711,239**
CASH PAID FOR			
Interest	**$ 1,424,848**	**$ 755,024**	**$ 77,993**
Income taxes	**$ 47,951**	**$ -**	**$ -**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company offered its common stock for sale to the public under an initial public offering price of $10 per share and raised approximately $8 million in capital, net of offering expenses. The Company obtained regulatory approval to operate a national bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6 million. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to the regulation of the Federal Reserve Board.

Prior to September 15, 1999, the Company devoted all of its efforts to establishing the Bank and accordingly operated as a development stage enterprise as defined by Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank has concentrations of credit in services, construction, manufacturing and health care industries, which by category comprise over 25 percent of Tier 1 Capital adjusted for allowance for loan losses.

Investment securities

The Company accounts for investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Available for sale securities: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. Held to maturity securities: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

(Continued)

3. Trading securities: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

The Bank, as a member institution, is required to own stock in the Federal Reserve Bank. The stock is generally pledged against any borrowings from this institution. No ready market exists for the stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Allowance for possible loan losses

The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for possible loan losses and recoveries on loans previously charged off are added to the allowance.

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114 when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Organizational costs

In accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," the Company expensed all organizational and pre-opening costs as incurred.

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Net income (loss) per common share

Basic net income (loss) per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". For purposes of calculating per share amounts for the period ended December 31, 1999, the calculation assumed the stock was outstanding all of 1999. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

(Continued)

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand and due from banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities - Fair values for federal agency investment securities are based on quoted market prices. The carrying amounts of Federal Reserve Bank stock approximates its fair value.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Securities sold under repurchase agreements - The carrying amounts of securities sold under repurchase agreements approximate their fair value.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125," was issued in September 2000. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but will carry over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 in 2001 did not have any effect on the Company.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. As required, the Company adopted the provisions of SFAS No. 141 immediately and adopted SFAS No. 142 effective January 1, 2002. The adoption of the provisions of SFAS No. 141 in 2001 did not have any effect on the Company. The adoption of SFAS No. 142 is not expected to have any effect on the Company.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This SFAS supercedes prior pronouncements associated with impairment or disposal of long-lived assets. The SFAS establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. This statement is effective for all fiscal years beginning after December 15, 2001. This SFAS is not expected to have any impact on the Company's financial position.

On July 2, 2001, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues". SAB No. 102 expresses the SEC's views on the development, documentation and application of a systematic methodology for determining the allowance for loan and lease losses in accordance with accounting principles generally accepted in the United States of America. A concurrent statement was also issued by the Federal Financial Institutions Examination Council ("FFIEC"). The Company believes that it is currently in compliance with the requirements of SAB No. 102.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2001 and 2000 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend excess to other banks on a daily basis. As of December 31, 2001 and 2000 federal funds sold amounted to $970,000 and $3,330,000, respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2001			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Federal agencies	$ 12,681,602	$ 131,079	$ 5,348	$ 12,807,333
Federal Reserve Bank stock – restricted	180,000	-	-	180,000
Total investment securities	**$ 12,861,602**	**$ 131,079**	**$ 5,348**	**$ 12,987,333**

	December 31, 2000			
Federal agencies	$ 9,807,254	$ 33,801	$ -	$ 9,841,055
Federal Reserve Bank stock – restricted	180,000	-	-	180,000
Total investment securities	**$ 9,987,254**	**$ 33,801**	**$ -**	**$ 10,021,055**

The Bank, as a member institution, is required to own stock in the Federal Reserve Bank. No ready market exists for the stock and it has no quoted market value. However, redemption of the stock has historically been at par value.

The amortized cost and fair value of securities at December 31, 2001 by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001	
	Amortized Cost	Fair Value
Within one year	$ 2,697,806	$ 2,747,941
Due after one through five years	8,990,320	9,069,717
Due in over ten years	993,476	989,675
Federal Reserve Bank stock (no maturity)	180,000	180,000
Total investment securities	**$ 12,861,602**	**$ 12,987,333**

At December 31, 2001 and 2000, $1,338,222 and $1,361,536, respectively, of securities were pledged to collateralize public deposits.

NOTE 5 – LOANS

The composition of net loans by major loan category is presented below:

	December 31,	
	2001	2000
Commercial	$ 11,922,442	$ 6,808,319
Real estate – construction	1,697,155	1,929,782
Real estate – mortgage	14,654,300	7,337,868
Consumer	3,198,970	2,361,801
Loans, gross	31,472,867	18,437,770
Less allowance for possible loan losses	384,320	207,000
Loans, net	$ 31,088,547	$ 18,230,770

At December 31, 2001 and 2000 there were no nonaccruing or impaired loans. During the periods ended December 31, 2001, 2000 and 1999, there were $3,180, $ - and $ - loans charged off and no recoveries.

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2001	2000
Land and improvements	$ 1,033,527	$ 570,981
Bank premises	1,338,323	-
Furniture and equipment	549,452	298,367
Vehicles	50,129	25,265
Construction in progress	32,310	1,482,588
	3,003,741	2,377,201
Accumulated depreciation	242,480	91,446
Total property and equipment	$ 2,761,261	$ 2,285,755

Construction in progress at December 31, 2001 consisted of architectural drawings for another branch location in Berea, South Carolina. The Company constructed a main office that was completed in January, 2001.

Depreciation expense for the periods ended December 31, 2001, 2000 and 1999 amounted to $151,035, $71,150 and $20,296 respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts as of :

	December 31, 2001	December 31, 2000
Noninterest bearing	$ 6,058,740	$ 3,666,474
Interest bearing:		
NOW accounts	6,811,894	5,835,386
Money market accounts	7,943,109	3,017,532
Savings	1,000,191	651,830
Time, less than $100,000	10,861,969	6,809,775
Time, $100,000 and over	7,233,781	4,809,864
Total deposits	**$ 39,909,684**	**$ 24,790,861**

Interest expense on time deposits greater than $100,000 was $366,797 in 2001, $179,667 in 2000 and $19,983 in 1999.

At December 31, 2001 the scheduled maturities of certificates of deposit are as follows:

2002	$ 16,930,796
2003	482,005
2004	20,001
2005	270,582
2006	392,366
	$ 18,095,750

NOTE 8 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements consist of the following:

	December 31, 2001	December 31, 2000
Sweep accounts	$ 2,292,960	$ 1,779,254
Repurchase agreements	1,000,000	1,000,000
	$ 3,292,960	**$ 2,779,254**

U. S. Government securities with an amortized cost of $4,737,928 and $2,879,950 (fair value of $5,317,303 and $2,891,787) are used as collateral for the sweep accounts and repurchase agreements, at December 31, 2001 and 2000, respectively.

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted-average interest rate for sweep accounts was 3.4 and 4.5 percent at December 31, 2001 and 2000 and 5.75 and 6.43 percent at December 31, 2001 and 2000 for repurchase agreements. The maximum amount outstanding at any month-end was $4,042,293 in 2001 and $2,868,892 in 2000 for sweep accounts and $1,000,000 in 2001 and 2000 for repurchase agreements.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2001, there is no litigation pending.

Subsequent to year end, the Bank entered into commitments totaling $846,000 for the construction of a branch location.

The Company has three years remaining on its contract with a data processing service. Monthly costs are approximately $7,500.

The Company purchased and is the beneficiary of life insurance for its chief financial officer.

Refer to Note 13 concerning financial instruments with off balance sheet risk.

NOTE 10 – UNUSED LINES OF CREDIT

At December 31, 2001, the Bank had an unused line of credit to purchase federal funds totaling $1,500,000 from an unrelated bank. This line of credit is available on a one to fourteen-day basis for general corporate purposes of the Bank. The lender has reserved the right to withdraw the line at its option.

NOTE 11 – INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

	For the periods ended December 31,					
	2001		2000		1999	
Tax expense (benefit) at statutory rate	$ (49,089)	34%	$ 40,145	34%	$ (165,456)	34%
Increase (decrease) in taxes resulting from:						
Valuation allowance adjustment	42,304	(29)	(6,488)	(5)	78,663	(16)
Income tax provision (benefit)	(6,785)	5%	$ 33,657	29%	$ (86,793)	18%

The income tax effect of cumulative temporary differences at December 31, are as follows:

	2001	2000
Deferred tax asset (liability):		
Allowance for loan losses	$ 147,250	$ 70,380
Unrealized net gains on securities available for sale	(42,748)	(11,493)
Depreciation	(57,283)	(62,772)
Net operating loss carryforward	91,685	91,983
Net deferred tax assets	138,904	88,098
Less valuation allowance	121,732	46,456
Deferred tax assets	$ 17,172	$ 41,642

The deferred tax assets are included in other assets in the consolidated balance sheets.

(Continued)

NOTE 11 – INCOME TAXES, Continued

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	For the periods ended December 31, 2001	2000	1999
Income taxes currently payable	$ -	$ -	$ -
Deferred income tax provision (benefit)	(6,785)	33,657	(86,793)
Income tax provision (benefit)	**$ (6,785)**	**$ 33,657**	**$ (86,793)**

NOTE 12 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers are as follows:

	For the periods ended December 31, 2001	2000	1999
Balance, beginning of period	$ 1,540,130	$ 1,838,334	$ -
New loans	1,115,409	782,900	1,857,067
Less loan payments	758,850	1,081,104	18,733
Balance, end of period	**$ 1,896,689**	**$ 1,540,130**	**$ 1,838,334**

Deposits by directors and their related interests, at December 31, 2001 and 2000 approximated $2,480,101 and $4,348,000, respectively.

For a portion of 1999, the Company leased temporary office space from one of the directors. Rent expense charged to operations was $4,500.

During 1999, the Company purchased the land for its main office from a director at a cost of $450,000 which was less than the appraised value.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

(Continued)

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2001 and 2000, unfunded commitments to extend credit were $6,469,735 and $2,562,111, respectively, and outstanding letters of credit were $495,519 and $94,225, respectively. At December 31, 2001, the unfunded commitments consisted of $5,184,413 at variable rates and $1,285,322 at fixed rates with $4,071,965 expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

NOTE 14 – EMPLOYEE BENEFIT PLAN

On September 27, 1999, the Company adopted a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2001, 2000 and 1999 amounted to $21,023, $13,739, and $7,230, respectively.

NOTE 15 – STOCK OPTION PLAN

During 1999, the Board of Directors adopted a stock option plan for the benefit of the directors. The Board granted 40,000 options at an option price of $10 per share. All options vest 33 percent each year for three years and expire 10 years from the grant date. The Bank has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS 123, the Bank's net income (loss) and net income (loss) per common share would have been the pro forma amounts indicated below:

	For the periods ended December 31,		
	2001	2000	1999
Net income (loss)			
As reported	$ (137,593)	$ 84,417	$ (399,843)
Pro forma	(154,793)	67,217	(417,043)
Basic net income (loss) per common share			
As reported	(.17)	.11	(.50)
Pro forma	(.19)	.08	(.52)
Diluted net income (loss) per common share			
As reported	(.17)	.10	(.50)
Pro forma	(.19)	.08	(.52)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 5.89 percent, the expected option life was 3 years and the assumed dividend rate was zero.

(Continued)

NOTE 15 – STOCK OPTION PLAN, Continued

A summary of the plan is presented below:

	For the periods ended December 31,					
	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	40,000	$ 10.00	40,000	$ 10.00	-	$ -
Granted	-	-	-	-	40,000	10.00
Exercised	-	-	-	-	-	-
Forfeited or expired	-	-	-	-	-	-
Outstanding at end of period	**40,000**	**10.00**	**40,000**	**10.00**	**40,000**	**10.00**
Options exercisable at end of period	26,667	10.00	13,333	10.00	-	-
Shares available for grant	None		None		None	

NOTE 16 – DIVIDENDS

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. At December 31, 2001 the Bank has no retained earnings from which to pay dividends.

NOTE 17 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

(Continued)

NOTE 17 – REGULATORY MATTERS, Continued

As of December 31, 2001, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
As of December 31, 2001						
Total Capital (to risk weighted assets)	$ 5,975	17.2%	$ 2,782	8.0%	$ 3,479	10.0%
Tier 1 Capital (to risk weighted assets)	5,590	16.1	1,391	4.0	2,087	6.0
Tier 1 Capital (to average assets)	5,590	11.1	2,018	4.0	2,522	5.0
As of December 31, 2000						
Total Capital (to risk weighted assets)	$ 5,974	27.1%	$ 1,760	8.0%	$ 2,200	10.0%
Tier 1 Capital (to risk weighted assets)	5,767	26.2	880	4.0	1,320	6.0
Tier 1 Capital (to average assets)	5,767	16.9	1,367	4.0	1,709	5.0

NOTE 18 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 2,649,950	$ 2,649,950	$ 1,109,001	$ 1,109,001
Federal funds sold	970,000	970,000	3,330,000	3,330,000
Investment securities	12,987,333	12,987,333	10,021,055	10,021,055
Loans	31,472,867	31,516,556	18,437,770	16,587,347
FINANCIAL LIABILITIES				
Deposits	39,909,684	40,189,945	24,790,861	21,865,539
Securities sold under repurchase agreements	3,292,960	3,292,960	2,779,254	2,779,254
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	6,469,735	6,469,735	2,562,111	2,562,111
Standby letters of credit	495,519	495,519	94,225	94,225

NOTE 19 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash and interest bearing deposits	$ 1,902,899	$ 1,800,523
Certificate of deposit	-	100,000
Investment in subsidiary	5,672,900	5,788,732
Other assets	40,000	4,528
	$ 7,615,799	**$ 7,693,783**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 836	$ 1,900
Shareholders' equity	7,614,963	7,691,883
	$ 7,615,799	**$ 7,693,783**

CONDENSED STATEMENTS OF INCOME

	For the year ended December 31, 2001	For the year ended December 31, 2000	For the period January 11, 1999 (inception) to December 31, 1999
INCOME			
Interest	$ 71,725	$ 2,096	$ 34,613
EXPENSES			
Sundry	32,813	35,257	83,301
Income (loss) before equity in undistributed net income (loss) of bank subsidiary	38,912	(33,161)	(48,688)
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF SUBSIDIARY	(176,505)	117,578	(351,155)
Net income (loss)	**$ (137,593)**	**$ 84,417**	**$ (399,843)**

(Continued)

NOTE 19 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2001	For the year ended December 31, 2000	For the period January 11, 1999 (inception) to December 31, 1999
OPERATING ACTIVITIES			
Net income (loss)	$ (137,593)	$ 84,417	$ (399,843)
Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities			
Equity in undistributed net (income) loss of subsidiary	176,505	(117,578)	351,155
Increase in other assets	(35,472)	(4,528)	-
Increase (decrease) in accrued expenses	(1,064)	1,900	-
Net cash provided by (used for) operating activities	2,376	(35,789)	(48,688)
INVESTING ACTIVITIES			
Investment in bank subsidiary	-	-	(6,000,000)
Purchase of certificate of deposit	-	(100,000)	-
Proceeds from maturity of certificate of deposit	100,000	-	-
Net cash provided by (used for) investing activities	100,000	(100,000)	(6,000,000)
FINANCING ACTIVITIES			
Proceeds from sale of stock, net	-	-	7,985,000
Net increase (decrease) in cash	102,376	(135,789)	1,936,312
CASH, BEGINNING OF PERIOD	1,800,523	1,936,312	-
CASH, END OF PERIOD	$ 1,902,899	$ 1,800,523	$ 1,936,312

BOARD OF DIRECTORS

J. Rodger Anthony
Chairman and Chief Executive Officer of Cornerstone National Bank, President and Chief Executive Officer of Cornerstone Bancorp

Walter L. Brooks
President and Co-owner of G & B Enterprises

T. Edward Childress, III
Chairman of Cornerstone Bancorp, Registered Pharmacist, Long-Term Care Facility Owner

Nicholas S. Clark
Chief Financial Officer, Secretary, and Treasurer of Cornerstone National Bank and Cornerstone Bancorp

Ben L. Garvin
President of Cornerstone National Bank

J. Bruce Gaston
Certified Public Accountant and Principal Partner in Gaston & Gaston, C.P.A.'s, P.A.

S. Ervin Hendricks, Jr.
President and Co-owner of Nu-Life Environmental, Inc. President and Owner of Advance Machine Works

Joe E. Hooper
President and Owner of Pride Mechanical and Fabrication Company, Inc.

Robert R. Spearman
Surveyor - Retired

John M. Warren, Jr., M.D.
Co-founder of Easley OB-GYN Associates, P.A.

George I. Wike, Jr.
Retired Optometrist, Investor

BOARD OF DIRECTORS

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

J. Bruce Gaston
Chairman

Walter L. Brooks

S. Ervin Hendricks, Jr.

Joe E. Hooper

LOAN COMMITTEE

J. Rodger Anthony
Chairman

Nicholas S. Clark

J. Bruce Gaston

Joe E. Hooper

Robert R. Spearman

EXECUTIVE COMMITTEE

J. Rodger Anthony
Chairman

T. Edward Childress, III

S. Ervin Hendricks, Jr.

John M. Warren, Jr., M.D.

HUMAN RESOURCES COMMITTEE

George I. Wike, Jr.
Chairman

T. Edward Childress, III

J. Bruce Gaston

John M. Warren, Jr., M.D.

BOARD OF DIRECTORS

COMMITTEES OF THE BOARD OF DIRECTORS

ASSET AND LIABILITY COMMITTEE

Nicholas S. Clark
Chairman

J. Rodger Anthony

Walter L. Brooks

George I. Wike, Jr.

MANAGEMENT (THE COMPANY)

J. Rodger Anthony
President and Chief Executive Officer

Nicholas S. Clark
Chief Financial Officer, Secretary, and Treasurer

MANAGEMENT (THE BANK)

Linda Ahern
Mortgage Manager

J. Rodger Anthony
Chairman and Chief Executive Officer

Nicholas S. Clark
Chief Financial Officer, Secretary, and Treasurer

Ben L. Garvin
President

Susan Jolly
Vice President – Senior Loan Officer

Kim Lappin
Banking Officer – Consumer Loans

Brenda Maw
Assistant Vice President – Compliance

Ann Owens
Vice President – Human Resources

Nancy Smith
Assistant Vice President – Deposit Operations

CORPORATE ADVISORY BOARD

Lu Bagwell
President of Lu Bagwell Interiors

Douglas P. Bracken
President of Ray Bracken Nursery

Donald C. Brown
President of Pace Electric Company, Inc.

James Samuel Cox
Investor

James McCrorey (Mac) Lawton
Dixie Lumber Company

James A. Lesley
Steelworks of the Carolinas, Inc.

Joe Harrison Lesley
Joe's Ice Cream Parlor

Elizabeth D. Lowrance
Homemaker

Hamilton Scott Reeves
F & R Asphalt, Inc.

Gary W. Seymore
President of Trash-Away, Inc.

Ronnie Lee Smith, Attorney at Law
Olson, Smith, Jordan & Cox, P.A.
Chairman of the Corporate Advisory Board

SHAREHOLDER AND INVESTOR INFORMATION

General Information
Main Office Address:
Cornerstone Bancorp and Cornerstone National Bank
1670 East Main Street
Post Office Box 428
Easley, SC 29641-0428

Easley Main Office Telephone:
(864) 306-1444

Easley Main Office Facsimile:
(864) 306-1473

24-hour Telephone Banking:
(864) 306-6244

Internet Web Site:
http://www.cornerstonenationalbank.com

Annual Meeting

May 21, 2002
4:00 p.m.
Cornerstone National Bank
1670 East Main Street
Easley, South Carolina 29640

Auditor

Elliott Davis, LLP

Legal Counsel

Haynsworth Sinkler Boyd, P.A.

Registrar and Transfer Agent

First Citizens Bank and Trust
1230 Main Street, Post Office Box 29
Columbia, South Carolina 29202
Toll-free: 1-800-922-1585

Shareholder Services

Shareholder Inquiries:
All shareholder inquiries should be directed to the Chief Financial Officer at the main office.